Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
THIRD QUARTER 2009 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, October 29, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the three months ended September 30, 2009 was $38 million or $0.08 per diluted share, compared with $174 million or $0.44 per diluted share during the same period in 2008. Included in net income in 2008 was a net gain of $127 million, or $0.32 per share, on the sale of TD Canada Trust Tower in Toronto.
Funds from operations (“FFO”) was $151 million or $0.34 per diluted share for the three months ended September 30, 2009, compared with $152 million or $0.38 per diluted share during the same period in 2008.
Commercial property net operating income for the third quarter of 2009 was $330 million, compared with $320 million during the third quarter of 2008.
During the third quarter, Brookfield Properties leased 693,000 square feet of space in its managed portfolio at an average net rent of $25 per square foot, which represents a 25% improvement versus the average expiring net rent of $20 on this space in the quarter. Additionally, the company has improved its five-year lease rollover exposure by 330 basis points since the start of the year. Year-to-date leasing totals 3.2 million square feet. Brookfield’s managed portfolio occupancy rate finished the quarter at 95.0%, unchanged from the previous quarter.
HIGHLIGHTS OF THE THIRD QUARTER
Leased 693,000 square feet of space and completed 63,000 square feet of development leasing. Renewals represent 74% of the total with new leases representing the remainder. Third quarter leasing highlights include:
     Toronto — 211,000 square feet
•	A 144,000-square-foot lease extension with the Department of Justice at Exchange Tower
     Washington, DC — 154,000 square feet
•	A five-year, 98,000-square-foot lease renewal with the General Services Administration at Two Ballston Plaza

•	A new 11-year, 63,000-square-foot lease with LaFarge North America at Two Reston Crescent

•	A new five-year, 45,000-square-foot lease with the General Services Administration at 1550 Wilson Blvd
     Edmonton — 102,000 square feet
•	A five-year, 57,000-square-foot lease renewal with CGI at Canadian Western Bank Place
•	A ten-year renewal and expansion for 39,000 square feet with Witten Management at Canadian Western Bank Place
     New York — 63,000 square feet
•	A new 15-year lease for 31,000 square feet with Advent Software at the Grace building
•	A new 14-year lease for 26,000 square feet with Zolfo Cooper at the Grace building
Launched $5 billion real estate turnaround consortium with Brookfield Asset Management. Dedicated to investing in under-performing real estate, the consortium will invest in equity and debt in under-valued real estate companies or real estate portfolios where value can be created in a variety of ways, including financial and operational restructuring, strategic direction or sponsorship, portfolio repositioning, redevelopment or other active asset management. Brookfield Properties has the right, but not the obligation, to participate in investments in the office sector.
Raised $1.3 billion in common share equity offering and preferred share issuance. Gross proceeds from the equity offering totaled $1.0 billion and proceeds from the preferred share issuance totaled $288 million. A portion of the proceeds were used to pay down the committed revolving lines of credit at the company level and within the residential operations. Liquidity currently stands at $1.7 billion including cash, deposits and available credit.
Refinanced or extended $205 million of debt, including $105 million on the West 31st Street development site in New York and the $100 million corporate term loan. The company has completed 95% of $1 billion of financings due in 2009.
Opened Bay Adelaide Centre, the first development built to achieve a Leadership in Energy and Environmental Design (LEED) Gold Standard and the first major development in Toronto’s financial district in 17 years. Standing 51 stories tall, the 1.2-million-square-foot office tower adheres to strict building efficiency guidelines, including optimization of energy, light and water, and the use of local and recycled building materials. The tower is 73 percent leased.
Commenced the recladding of First Canadian Place, Toronto. Along with ownership partners, the company will thoroughly renovate Canada’s tallest office tower including a total recladding of the building’s exterior with laminated glass spandrel panels replacing the existing white marble. The project is seeking LEED Gold certification and is expected to be complete by the end of 2011.

Earned LEED Platinum certification at 1225 Connecticut Ave., Washington, D.C., the industry’s highest rating for environmental sustainability. It is the first redeveloped office building in the Eastern United States to achieve LEED Platinum certification. The building is 100% leased.
Announced early adoption of IFRS. One year ahead of the mandatory conversion date for Canadian public companies, Brookfield Properties intends to adopt International Financial Reporting Standards commencing with its interim financial statements for the three months ended March 31, 2010; those financial statements will also include comparative results for the periods commencing January 1, 2009.
OUTLOOK
“During the third quarter we have noticed a sense of optimism that the economy may be at the early stages of a recovery which has positively impacted leasing activity,” stated Ric Clark, CEO of Brookfield Properties Corporation. “As real estate markets work toward recovery, we have taken additional steps to enhance Brookfield Properties’ liquidity position in order to strengthen our balance sheet and to be poised to capitalize on opportunities that may arise.”
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on December 31, 2009 to shareholders of record at the close of business on December 1, 2009. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K and L preferred shares were also declared payable on December 31, 2009 to shareholders of record at the close of business on December 15, 2009.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2009 third quarter results on Thursday, October 29, 2009 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, Chief Executive Officer; Steve Douglas, President; and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 866.238.0637, pass code 1400498, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com. A replay of this call can be accessed through November 28, 2009 by 888.266.2081, pass code 1400498. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on October 29, 2009 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 109 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET

(US Millions)	September 30, 2009	December 31, 2008

Assets
Commercial properties	$14,859	$14,901
Commercial development	1,358	1,225
Residential development	1,306	1,196
Receivables and other	1,595	918
Intangible assets	549	637
Restricted cash and deposits	86	116
Cash and cash equivalents	403	157
Assets related to discontinued operations (i)	536	290

	$20,692	$19,440

Liabilities and shareholders’ equity
Commercial property debt	$11,303	$11,505
Accounts payable and other liabilities	1,122	1,241
Intangible liabilities	609	707
Future income tax liability	229	174
Liabilities related to discontinued operations (ii)	388	217
Capital securities — corporate	994	882
Capital securities — fund subsidiaries	426	711
Non-controlling interests — fund subsidiaries	505	212
Non-controlling interests — other subsidiaries	63	68
Preferred equity — subsidiaries	357	313
Preferred equity — corporate	302	45
Common equity	4,394	3,365

	$20,692	$19,440

(i)	Includes $481 million of commercial properties and $55 million of other assets associated with discontinued operations at September 30, 2009 (December 31, 2008 — $271 million and $19 million, respectively).

(ii)	Includes commercial property debt of $362 and $26 million of other liabilities associated with discontinued operations at September 30, 2009 (December 31, 2008 — $199 and $18 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Sep. 30		Nine months ended Sep.30
(US Millions, except per share amounts)	2009	2008	2009	2008

Total revenue	$657	$707	$1,860	$2,058

Net operating income
Commercial property operations	$330	$320	$984	$991
Residential development operations	21	45	40	98
Interest and other	11	16	34	44

	362	381	1,058	1,133

Expenses
Interest
Commercial property debt	143	158	404	465
Capital securities — corporate	13	15	39	45
Capital securities — fund subsidiaries	(11)	(5)	(17)	(17)
General and administrative	27	27	79	88
Non-controlling interests
Fund subsidiaries	11	(10)	24	(15)
Other subsidiaries	3	4	9	16
Depreciation and amortization	123	127	369	393
Future income taxes	15	20	72	50
Gains and other items	4	—	(45)	—

Net income from continuing operations	$34	$45	$124	$108
Discontinued operations	4	129	12	134

Net income	$38	$174	$136	$242

Net income per share — diluted
Continuing operations	$0.07	$0.11	$0.30	$0.27
Discontinued operations	0.01	0.33	0.03	0.34

	$0.08	$0.44	$0.33	$0.61

Funds from operations per share — diluted
Prior to discontinued operations	$0.33	$0.37	$1.01	$1.05
Discontinued operations	0.01	0.01	0.03	0.05

	$0.34	$0.38	$1.04	$1.10

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2009	2008	2009	2008

Net income	$38	$174	$136	$242
Add (deduct) non-cash and extraordinary items
Depreciation and amortization	123	127	369	393
Future income taxes	15	20	72	50
Discontinued operations	2	(124)	5	(115)
Non-controlling interests in above items	(37)	(45)	(117)	(135)
Gains and other items	4	—	(45)	—
Amortization of debt discount(i)	6	—	6	—

Funds from operations	$151	$152	$426	$435

(i)	Represents the amortization of debt discount which formed a component of the $39 million dilution gain in connection with the restructuring of the U.S. Office Fund in Q2 2009. The $39 million gain was not included in FFO.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions, except per share amounts)	2009	2008	2009	2008

Funds from operations	$151	$152	$426	$435
Preferred share dividends	(1)	(1)	(2)	(2)

Funds available to common shareholders	150	151	424	433
Weighted average shares outstanding	441.3	393.9	408.0	394.4

Funds from operations per share	$0.34	$0.38	$1.04	$1.10

DISCONTINUED OPERATIONS

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2009	2008	2009	2008

Property disposition gains	$—	$164	$—	$164
Revenue from discontinued operations	22	24	65	86
Operating expenses	(10)	(13)	(30)	(42)

	12	175	35	208
Interest expense	(6)	(6)	(18)	(25)

Funds from discontinued operations and gains	6	169	17	183
Depreciation and amortization	(2)	(3)	(5)	(12)
Non-controlling interests	—	—	—	—
Future income taxes	—	(37)	—	(37)

Discontinued operations	$4	$129	$12	$134

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2009	2008	2009	2008

Revenue from continuing operations (i)	$559	$555	$1,639	$1,666
Operating expenses	(229)	(235)	(655)	(675)

Net operating income	$330	$320	$984	$991

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2009	2008	2009	2008

Revenue	$96	$138	$207	$352
Operating expenses	(75)	(93)	(167)	(254)

Net operating income	$21	$45	$40	$98

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2009	2008	2009	2008

Interest	$6	$14	$37	$47
Non-cash component	(17)	(19)	(54)	(64)

Total interest expense — capital securities — fund subsidiaries	$(11)	$(5)	$(17)	$(17)

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended Sep. 30		Nine months ended Sep. 30
(US Millions)	2009	2008	2009	2008

Non-controlling interest	$31	$16	$87	$56
Non-cash component	(20)	(26)	(63)	(71)

Total non-controlling interests — fund subsidiaries	$11	$(10)	$24	$(15)